EXHIBIT (j)(ii)

ASSIGNMENT, AMENDMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT, AMENDMENT AND ASSUMPTION AGREEMENT (the “Assignment Agreement”) is entered into as of August 6, 2010, among Neuberger Berman High Yield Strategies Fund (formerly Lehman Brothers First Trust Income Opportunity Fund), a statutory trust organized and existing under the laws of Delaware (“Assignor”) and Neuberger Berman High Yield Strategies Fund Inc., a corporation organized and existing under the laws of Maryland (“Assignee”), and State Street Bank and Trust Company, a Massachusetts trust company (the “State Street”).
RECITALS

A.          Assignor and State Street are parties to a certain Custodian Agreement dated as of March 22, 2007, as amended and supplemented (including all schedules, exhibits, appendices and addenda thereto, the “Custodian Agreement”), pursuant to which State Street performs custodial and related services on behalf of Assignor.
B.          Assignor, Neuberger Berman Income Opportunity Fund Inc., a corporation organized and existing under the laws of Maryland (“NOX”), and Assignee are parties to an Agreement and Plan of Reorganization, dated as of August 6, 2010 (the “Agreement and Plan”), pursuant to which both Assignor and NOX will be reorganized into Assignee (the “Reorganization”), following which the Assignee will continue the operations and business of the Assignor and NOX as their successor-in-interest.  In connection with the transactions contemplated by that certain Agreement and Plan, the parties intend for State Street to continue to provide services on behalf of Assignee pursuant to the Custodian Agreement, all on the terms and conditions set forth in this Assignment Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
1.          Assignment of Custodian Agreement.  Assignor hereby assigns, conveys, and otherwise transfers to Assignee all of its rights, benefits, title, and interest in, to, under and arising out of the Custodian Agreement; provided, however, that this Assignment Agreement shall only be effective upon the Closing Date (as defined in the Agreement and Plan and communicated in writing to the Custodian by the Assignor) of the Reorganization.
2.          Acceptance and Assumption of Custodian Agreement.  Assignee hereby accepts from Assignor the foregoing assignment of Assignor’s rights, title, and interest in, to and under the Custodian Agreement from Assignor and assumes and agrees to pay, perform, and discharge, from and after the Closing Date, any and all terms, obligations, covenants, conditions and provisions applicable to Assignor under the Custodian Agreement, whenever arising.

3.          Amendments to the Custodian Agreement.  Upon the effectiveness of the assignment and assumption of the Custodian Agreement, the Custodian Agreement is hereby amended as follows:
a.          “Lehman Brothers First Trust Income Opportunity Fund, a statutory trust organized and existing under the laws of Delaware and registered with the Securities and Exchange Commission as a diversified, closed-end management investment company” shall be replaced with “Neuberger Berman High Yield Strategies Fund Inc., a corporation organized and existing under the laws of Maryland and registered with the Securities and Exchange Commission as a non-diversified, closed-end management investment company”
b.          The “Board of Trustees” shall be replaced with the “Board of Directors”, the “Declaration of Trust” shall be replaced with the “Articles of Incorporation”, “Trustee” shall be replaced with “Director”, “The National Association of Securities Dealers, Inc.” shall be replaced with “Financial Industry Regulatory Authority, Inc.”, and “NASD” shall be replaced with “FINRA”.
c.          The notice information for Assignor set forth in Section 20 of the Custodian Agreement shall be replaced with the following:
To the Fund:	Neuberger Berman High Yield Strategies Fund Inc. 605 Third Avenue, 2nd Floor New York, New York 10158 Attention: Treasurer Telephone: 212-476-8998 Facsimile: 212-476-8906
4.          Representations and Warranties.  Each of the Assignor and the Assignee hereby represents and warrants that: (a) it has duly executed this Assignment Agreement so as to constitute its valid and binding obligation; and (ii) there is no legal or contractual impediment to the assignment and assumption contemplated hereby.
5.          Amendments.  No provision of this Assignment Agreement may be amended, modified, or waived except by written agreement duly executed by a duly authorized representative of each of the parties hereto.
6.          Consent.  By its signature below, State Street hereby consents to the assignment and assumption of the Custodian Agreement and agrees to be bound by the Custodian Agreement, as assigned, from and after the Closing Date in accordance with the foregoing.
7.          Further Assurances and Cooperation.  Following the date of this Assignment Agreement, and subject to the terms hereof, the parties hereto each agree to execute and deliver such other documents and to take such actions that shall be reasonably requested by a party hereto in order to carry out and effectuate the transactions and actions contemplated by this Assignment Agreement.

8.          Headings.  The section headings used in this Assignment Agreement are for convenience of reference only and shall not be used or construed to define, interpret, expand, or limit any provision hereof.
9.          Counterparts.  This Assignment Agreement may be executed in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Facsimile signatures may be relied upon as originals.
10.          Governing Law.  This Assignment Agreement shall be governed by, and construed and enforced in accordance with, the internal substantive laws of The Commonwealth of Massachusetts, without giving effect to its conflict of law rules.
11.          Entire Agreement.  This Assignment Agreement represents the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels any prior oral or written agreement, letter of intent or understanding with respect to such subject matter.
12.          Binding Agreement.  This Assignment Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of each of the parties.
13.          Severability.  If any provision or provisions of this Assignment Agreement shall be held to be invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement as of the date first set forth above.

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND

By: /s/ Robert Conti
Name: Robert Conti
Title:   President

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.

By: /s/ Robert Conti
Name: Robert Conti
Title:   President

STATE STREET BANK AND TRUST COMPANY

By: /s/ Michael F. Rogers
Name: Michael F. Rogers
Title: Executive Vice President